SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of January 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated January 18, 2002

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statements on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

FOR IMMEDIATE RELEASE

            CGI Reports Strong Growth in First Quarter of Fiscal 2002

Montreal, January 18, 2002 - CGI Group Inc. (NYSE: GIB; TSE: GIB.A), a leading provider of end-to-end information technology and business processing services, today reported unaudited results for its first quarter ended December 31, 2001. All figures are in Canadian dollars unless otherwise indicated.

First Quarter Highlights

     o Revenue of $520.8 million represented 55.8% growth over the comparable period one year ago and 11.0% quarterly sequential growth. Organic growth was 23.1% year-over-year
     o Net earnings per share increased 33.3% to $0.08 from the comparable earnings before amortization (cash net earnings) per share of $0.06 in last year's first quarter. First quarter net earnings of $0.08 compared to fourth quarter cash net earnings per share of $0.08 on a 7.5% increase in weighted average shares outstanding
     o    Operating cash flow was up 40.2% year-over-year to $43.3 million
     o Backlog of signed contracts stands at $9.2 billion or more than four times current annualized revenue, compared with $7.0 billion at the same time last year. Contracts in the backlog have a weighted average remaining contract term of 7 years
     o Current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains strong at $5 billion
     o Public offering closed in December raised gross proceeds of $124,987,500 to support future growth

In millions of $ except per share amount     3 months  |      Compared to
                                               ended   |     3 months ended
                                             12/31/01  |   12/31/00     9/30/01
                                               CDN$    |    CDN$          CDN$
-------------------------------------------------------|------------------------
                                                       |
Revenue                                       $520.8   |   $334.2       $469.0
-------------------------------------------------------|------------------------
Earnings before amortization of                        |
goodwill (cash earnings)                       $30.6   |    $16.1        $27.3
-------------------------------------------------------|------------------------
Net earnings                                   $30.6   |    $10.4        $19.8
-------------------------------------------------------|------------------------
     Cash net earnings per share               $0.08   |    $0.06        $0.08
-------------------------------------------------------|------------------------
     Net earnings per share                    $0.08   |    $0.04        $0.06
-------------------------------------------------------|------------------------
Order backlog                                 $9,200   |   $7,000       $9,300
================================================================================

Note: In accordance with CICA recommendations, CGI stopped recording amortization of goodwill on October 1, 2001, rendering earnings before amortization of goodwill (cash net earnings) and net earnings equivalent starting FY02.

CDN$/ 1.6= US$

"We are pleased to deliver strong first quarter financial results as well as meaningful operating improvements in our cost structure," said Serge Godin, chairman and CEO. "CGI effectively capitalized on growing trends that favor IT and business process outsourcing and made significant progress in integrating IMRglobal and recent large outsourcing contract wins."

First Quarter Results
Revenue for the first quarter ended December 31, 2001 increased 55.8% to $520.8 million, from $334.2 million in the same quarter last year, and was up 11.0% sequentially over fourth quarter

                                                     CGI Reports 1Q FY02 Results
                                                                January 18, 2002
                                                                          Page 2


revenue of $469.0 million. The significant growth in revenue was due primarily to continuing strong demand for outsourcing services, across all geographic areas, but especially in Canada. Revenue growth also reflects the contribution of acquisitions completed in the past year.

In the first quarter, revenue from long-term outsourcing contracts represented 72% of the Company's total revenue, including almost 14% from business processing services, while project oriented consulting and systems integration work represented 28%. Geographically, contribution to revenue from clients in Canada was 71% in the first quarter, while clients in the US represented 22%; and all other regions, 7%. CGI continued to solidify its leading position as an IT services provider in the financial services sector, which represented 40% of revenue in the first quarter, while telecom represented 26%; manufacturing, retail and distribution, 17%; government, 14%; utilities and services, 2%; and healthcare, 1%.

EBITDA for the first quarter increased 83.8% to $76.9 million, compared with $41.9 million in the same quarter a year ago, and increased 5.9% on a sequential basis compared with $72.6 million reported in the fourth quarter of fiscal 2001. The EBITDA margin was 14.8% at the end of the first quarter, compared with 12.5% in last year's first quarter and 15.5% at the end of the fourth quarter of fiscal 2001. In the course of the quarterly review of all client accounts, the allowance for doubtful accounts was increased. Next quarter the company would expect margins to be comparable to fourth quarter margins.

Effective October 1, CGI stopped recording the amortization of goodwill. As such, earnings before amortization (cash net earnings) and net earnings are equivalent. For purposes of clarity and ease of comparison, CGI will compare net earnings results to cash net earnings figures provided in earlier periods. Net earnings in the first quarter increased 89.7% to $30.6 million, compared with $16.1 million in the same quarter a year ago, and were 12.2% higher sequentially, compared with $27.3 million reported in the fourth quarter of fiscal 2001. Net earnings per share of $0.08 for the quarter were up 33.3% over $0.06 reported for the first quarter of fiscal 2001, and unchanged from $0.08 reported in the fourth quarter, after accounting for a 34.0% year-over-year and 7.5% sequential increase in weighted average shares outstanding. The net margin was 5.9%, compared with 4.2% in the fourth quarter and 3.1% in the first quarter of fiscal 2001.

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. On December 20, 2001 CGI successfully closed its public offering in Canada by selling 11,110,000 Class A Subordinate Shares of the Company at a price of $11.25 per share, for gross proceeds of $124,987,500. The net proceeds of the offering will be used to finance its development activities, including the funding of large outsourcing contracts and acquisitions, and for other general corporate purposes. At December 31, 2001, the total credit facility available amounted to $202.7 million. As of December 31, 2001, CGI had cash and cash equivalents of $155.8 million, compared with $51.5 million as of December 31, 2000.

Operating cash flow (operating cash flow represents cash provided by operating activities before changes in non-cash operating working capital items) in the first quarter amounted to $43.3 million, compared with $30.9 million in the first quarter a year ago and $75.6 million in the fourth quarter of fiscal 2001. The year-over-year improvement in operating cash flow largely reflects the improvement in net earnings along with an increase in the depreciation of fixed assets and the amortization of contract costs related to the acquisitions and large outsourcing

                                                     CGI Reports 1Q FY02 Results
                                                                January 18, 2002
                                                                          Page 3


contracts closed in the year. The sequential decrease in operating cash flow mainly reflects the recognition in CGI's fourth quarter of future income tax benefits related mainly to the acquisition of IMRglobal.

Initiatives and Outlook
Mr. Godin added: "Our first quarter results and current pipeline of outsourcing contracts are good indicators that our business is on-track to achieve another record year. The demand for IT and business processing services continues to be robust in Canada and in the U.S, where we are especially encouraged by the results of the enhanced business development program we initiated in the Fall. In six months, since closing our merger with IMRglobal, CGI has tripled its backlog of signed long-term contracts in the U.S. and the revenue mix has shifted from 26% outsourcing to 60% outsourcing today. Although we are experiencing soft demand for systems integration and consulting services from clients in the U.S., we saw continued strong demand from clients in Canada. With a complete offering of IT and business process services, the flexibility to deliver our services through our own on-shore, near shore and off-shore facilities, and proceeds from our recent offering, we are excited about the opportunities for increasing organic growth. As part of our growth strategy, we will continue to focus on identifying acquisition targets in the US and Europe that will bring value to CGI."

Guidance
Based on the information known today about current market conditions and demand, the company reiterates its current guidance for its fiscal year ending September 30, 2002. Base revenue for the year is expected to be between $2.1 billion and $2.2 billion, representing between 33% and 39% growth over fiscal 2001 results. These numbers do not include any contribution from potential large acquisitions or large outsourcing contract wins valued at more than $50 million per year. EBITDA margins should gradually improve throughout the year and net earnings per share should be in the range of $0.37 to $0.40, representing between 23% and 33% growth year over year.

In the second quarter ended March 31, 2002, revenue is expected to be in the range of $525.0 and $540.0 million, representing between 40% and 44% year over year growth. Net earnings per share are expected to be between $0.08 and $0.09, compared to $0.08 for the year ago period, calculated on an assumed weighted average number of shares outstanding of 31% greater.

Quarterly Conference Call
A conference call for the investment community will be held today, January 18, 2002 at 10:00 am (Eastern Time). Participants may access the call by dialing 888-740-8770. A live audio webcast of the conference call, with accompanying slides, will be available at CGI's website, www.cgi.ca. For those unable to participate, the webcast will be archived at www.cgi.ca and a taped rebroadcast will be available by dialing (800) 558-5253, reservation number: 20219035.

Forward-Looking Statements
All statements in this press release and MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

                                                     CGI Reports 1Q FY02 Results
                                                                January 18, 2002
                                                                          Page 4


These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report on Form 40F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


For more information:

CGI Investor Relations
Julie Creed                                       Ronald White
Vice-president, investor relations                Director, investor relations
(312) 201-1911 or (514) 841-3200                  (514) 841-3230


CGI Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:    January 18, 2002              By /s/ Paule Dore
                                           Name:   Paule Dore
                                           Title:  Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary